June  17, 2013

VIA EDGAR

Mr. Mark P. Shuman

Branch Chief — Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Wave Systems Corp.
Registration Statement on Form S-3
Filed May 15, 2013
File No. 333-188627

Dear Mr. Shuman:

We are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) pertaining to Wave Systems Corp.’s (the “Company”) Registration Statement on Form S-3, filed on May 15, 2013, File No. 333-188627 (the “Form S-3”), as contained in the letter, dated June 6, 2013 (the “Comment Letter”).  The Company is concurrently filing Amendment No. 1 to the Form S-3 (the “Amendment”) to respond to the Comment Letter.

We have set forth each of the Staff’s comments below with the Company’s corresponding response and have numbered the items to correspond to the Comment Letter.

Prospectus Cover Page

1.                                       Please concisely inform potential investors of the scope of ongoing public distributions of securities being concurrently conducted, or advise us why you concluded that such disclosure is not necessary or appropriate. We refer to the registration statement on Form S-3 (File No. 333-175046) that was declared effective on July 22, 2011 and for which you filed a 424 prospectus on April 25, 2013. Consider stating the aggregate amount of the shares or other securities offered to the public concurrently and indicate the extent to which the concurrent offerings are of a primary or secondary nature.

Response:

In addressing the Staff’s comment, we have included the following disclosure in the Amendment on the first page of the prospectus:

“In addition to the shares covered under this prospectus, our securities are currently also subject to ongoing public distribution pursuant to a prospectus covering the resale of an aggregate of 5,267,374 shares of our Class A common stock issued in connection with our acquisition of Safened, Ltd. on September 22, 2011 (pursuant to the registration statement on Form S-3, Registration No.333-177644).  In addition, an effective shelf registration statement on Form S-3 (Registration No. 333-175046) is on file with the Securities and Exchange Commission pursuant to which we may offer shares of our Class A common stock or preferred stock,  warrants to purchase our Class A common stock or preferred stock and/or any combination of some or all of these securities with an initial aggregate offering price of up to $30,000,000, of which we have utilized $25,471,108 in primary offerings through the date hereof and under which $4,528,892 remains available for future primary offerings.”

Risk Factors

In preparing our financial statements for the fiscal year ended December 31, 2012…, page 2

2.                                       Please revise your risk factor to disclose, as you do in your Form 10-K filed on March 18, 2013 and your Form 10-Q filed on May 10, 2013, that your Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures were not effective as of December 31, 2012 and March 31, 2013 as a result of the material weaknesses you identified.

Response:

In addressing the Staff’s comment, we have revised the disclosure on page 2 of the Amendment to include disclosure that the Company’s chief executive officer and chief financial officer concluded that based on an evaluation of our disclosure controls and procedures as of March 31, 2013, and due to the material weakness in our internal control over financial reporting described in Management’s Report on Internal Control over Financial Reporting included in our Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on March 18, 2013, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were not effective.

Selling Stockholders, page 12

3.                                       With respect to the shares to be offered for resale by Anson Investments Master Fund, LP, please disclose the natural persons who exercise the voting and dispositive powers over the shares. Refer to Interpretation 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K.

Response:

In response to the Staff’s Comment, we have included an additional footnote on page 13 of the Amendment, which states:

“Frigate Ventures LP (“Frigate”) and M5V Advisors Inc. (“M5V”) are co-investment managers of Anson Investments Master Fund, LP (“AIMF”) and have voting control and investment discretion over securities held by AIMF.  Bruce Winson is the sole Managing Member of Admiralty Advisors LLC, the General Partner of Frigate.  Moez Kassam and Adam Spears are the sole directors of M5V.  As a result, each of Mr. Winson, Mr. Kassam, Mr. Spears and Frigate and M5V may be deemed to have beneficial ownership (as determined under Section 13(d) of the Exchange Act) of the securities held by AIMF.”

4.                                       Please state whether either of the selling shareholders are broker-dealers or affiliates of a broker-dealer. With respect to affiliates of broker-dealers, please clarify whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response:

The Company confirms that Cranshire Capital Master Fund, Ltd and AIMF (collectively, the “Selling Shareholders”) are neither broker-dealers or affiliates of a broker-dealer.

Relationships between Selling Stockholders and Us, page 13

5.                                       Please disclose the specific exemption that you relied upon in offering the securities to the selling stockholders on March 12, 2013 without registration under the Securities Act of 1933. We note that you have not included this information in the Form 8-K filed on March 18, 2013 nor in the Form 10-Q for the period ended March 31, 2013 filed on May 10, 2013.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 14 of the Amendment to clarify that the securities sold to the Selling Shareholders were sold pursuant to the exemption from registration under Rule 506 promulgated under the Securities Act of 1933, as amended (the “Securities Act”).  In connection with the offering, the Company also filed a Form D on March 27, 2013, which noted the securities were sold under Rule 506 of the Securities Act.

Incorporation of Certain Documents by Reference, page 19

6.                                       If true, please revise to state that you are incorporating the Form 8-K filed on May 16, 2013 rather than May 15, 2013.

Response:

In responding to the Staff’s comment, we have revised the disclosure on page 19 of the Amendment to clarify that the Company is incorporating the Form 8-K filed on May 16, 2013 rather than May 15, 2013.

Undertakings, page II-2

7.                                       Please revise to only include the undertakings required by Item 512 of Regulation S-K that apply to the transaction you are registering in this filing. Specifically, it is unclear why you have included the undertakings relating to the Rule 430B and the initial distribution of securities in Item 512(a)(6) of Regulation S-K. Please revise or explain.

Response:

In response to the Staff’s comment, we have revised the disclosure on II-3 of the Amendment to remove the undertakings relating to Rule 430B and the initial distribution of securities in Item 512(a)(6) of Regulation S-K.

Very truly yours,

/s/ Gerard Feeney

Gerard Feeney

Chief Financial Officer

cc:                                 Neil W. Townsend, Esq. (Willkie Farr & Gallagher LLP)